PIPPY SIPS LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

This Limited Liability Company Operating Agreement (this "*Agreement*") of Pippy Sips LLC, a Pennsylvania limited liability company (the "*Company*"), is dated September 15, 2019, by and among the Company, the persons identified as Members on Schedule I attached hereto, and each other Person that may become a party to this Agreement as provided for herein.

BACKGROUND

The Certificate of Organization (the "*Certificate*") was filed with the Department of State of the Commonwealth of Pennsylvania (the "*Department of State*") on May 12, 2017, pursuant to the Pennsylvania Uniform Limited Liability Company Act of 2016 (15 Pa. C.S.A. §§ 8811 et seq.), as amended (the "*Act*"). The Company and the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

ARTICLE 1
DEFINITIONS

1.1   Definitions. As used in this Agreement, capitalized terms used and not otherwise defined herein shall have the meaning set forth on Exhibit A attached hereto.

1.2   Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter, and the singular includes the plural and the plural includes the singular. Headings to articles and sections are for convenience only and shall not be construed to alter or interpret any provisions of this Agreement.

ARTICLE 2
FORMATION AND NAME; OFFICE; PURPOSE; TERM

2.1   Formation. The Members have formed the Company under the Act for the purposes and upon the terms and conditions hereinafter set forth. The rights and liabilities of the Members shall be as provided in the Act, except as otherwise expressly provided herein. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern.

2.2   Name of the Company. The name of the Company is "Pippy Sips LLC". The Company may also conduct business at the same time under one or more fictitious names as permitted by applicable law if the Board of Managers determines that such is in the best interests of the Company.

2.3   Purpose. The Company may engage in any lawful business, purpose or activity in which a limited liability company may be engaged under the Act and all other applicable law, and shall possess and may exercise all powers, rights and privileges granted by the Act, any other applicable law or by this Agreement, including incidental powers thereto.

2.4 Term. The Company was formed by the filing of the Certificate with the Department of State on May 12, 2017, and its existence shall continue in perpetuity unless and until terminated pursuant to this Agreement or the Act.

2.5 Principal Office. The Company's principal place of business shall be located at such place as determined from time to time by the Board of Managers. The Company may have such other business offices within or without the Commonwealth of Pennsylvania as determined from time to time by the Board of Managers.

2.6 Registered Agent. The address of the Company's registered agent in the Commonwealth of Pennsylvania is 437 Hoffman Street, Philadelphia, PA 19148. The registered agent may be changed from time to time by the Board of Managers upon the filing of the name and address of the new registered agent with the Department of State pursuant to the Act.

2.7 Members. The name, present mailing address and taxpayer identification number of each Member will be kept with the records of the Company maintained in accordance with Section 9.1.

ARTICLE 3
MEMBERS; MEMBER INTERESTS

3.1 Members; Units.

3.1.1 *Members*. Unless named in this Agreement, or unless admitted to the Company as a substituted Member pursuant to Section 7.12 or an Additional Member pursuant to Section 3.11, no Person shall be considered a Member, and the Company need deal only with the Members so named and so admitted. The Company shall not be required to deal with any other Person by reason of any Transfer or by reason of the dissolution, death or Bankruptcy of a Member, except as otherwise provided in this Agreement.

3.1.2 *Units*. The Membership Interests of the Company shall be represented by Units. The Units are hereby delineated into and designated as Class A Units and Class B Units. As of the date of this Agreement the issued and outstanding Units held by Members are set forth on Schedule I. Each Member shall be entitled to such Member's Pro Rata Share of the allocable Profits and Loss, and cash flow and liquidating distributions except as otherwise required by Articles 3, 6 and 8 of this Agreement. The name, address, initial Capital Contribution, number and type of Unit issued and Percentage Interest of each Member shall be as set forth on Schedule I attached hereto, as the same may be amended from time to time in accordance with this Agreement. Schedule I is not required to be made available to any Class B Member.

3.2 No Withdrawal. No Member shall be entitled to withdraw as a Member except as expressly provided herein.

3.3 Class A Units. Subject to Section 3.5, the Board of Managers may from time to time cause the Company to issue Class A Units. Each Class A Member shall be entitled to one (1) vote per Class A Unit held by such Member with respect to all matters to be voted upon by the Members generally as set forth in this Agreement. Except as otherwise expressly provided herein or as required by applicable law, on any matter on which the Class A Members shall be entitled to vote, the Class A Members shall vote together with the Members of any other Class entitled to vote on such matter as a single Class. The Class A Members shall have such other rights as are set forth in this Agreement.

3.4   Class B Units.

3.4.1   *General.* The Board of Managers may from time to time cause the Company to issue Class B Units, which will be Profits Interests to Service Providers (collectively, the "***Profits Interest Pool***"). All Class B Units shall be non-voting except otherwise mandated by the Act. When issuing Profits Interests to a Service Provider, the Managers shall specify the number of Class B Units to be issued and the Percentage Interest associated with such grant of Class B Units, and the Percentage Interests of the Members shall be re-computed to reflect the issuance of such Class B Units.

3.4.2   *Vesting of Profits Interests.* The Board of Managers will determine whether each Profits Interest issued by the Company will be a Restricted Interest or an Unrestricted Interest. In the case of a Restricted Interest, the Board of Managers shall have complete discretion to impose a vesting or forfeiture schedule and other terms and conditions, and to modify such vesting or forfeiture schedule and terms and conditions from time to time. Such terms and conditions shall be set forth in a Profits Interest Award Agreement granted and executed by the Company. Unless otherwise provided in the Profits Interest Award Agreement or required by the Act, if a Member's service or employment with the Company is terminated for any reason, by the Company or the Service Provider, before a Restricted Interest has been fully vested or the terms of forfeiture have lapsed, the non-vested portion (or portion subject to risk of forfeiture) of the Restricted Interest shall be forfeited to the Company for no consideration immediately and automatically upon the effective date of termination without any further action on the part of the Company or the affected Service Provider.

3.4.3   *Tax Treatment of Profits Interests Issued to Service Providers.* The Profits Interests to be issued to Service Providers under this Section 3.4 shall be issued in consideration of services provided, or to be provided, to or for the benefit of the Company by such Service Providers in a Member capacity or in anticipation of being a Member, and such Profits Interests, as of the time of issuance and receipt, are intended to constitute "profits interests" within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, and not an interest in the capital of the Company. All terms and provisions of this Agreement shall be interpreted in a manner consistent with this intention. A Service Provider's initial Capital Account with respect to a Profits Interest issued under this Section 3.4 shall be zero and the Company shall not claim any deduction with respect to the issuance or vesting of such Profits Interest.

3.4.4   *Built-In Gain.* At the time that a Profits Interest is issued to a Service Provider, the Board of Managers shall determine the extent, if any, by which any asset of the Company has a fair market value in excess of the Gross Asset Value of such asset (a "***Built-In-Gain***"), which shall be memorialized in the Profits Interest Award Agreement as the distribution threshold (the "***Distribution Threshold***"). Notwithstanding anything to the contrary in this Agreement, (i) a Service Provider who receives a Profits Interest shall not be allocated any portion of the Built-In Gains that are ultimately realized by the Company from the sale or exchange of assets that were owned by the Company (or by a subsidiary company or limited liability company

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in which the Company has an interest) on the date such Service Provider received such Profits Interest and (ii) the amount of distributions made by the Company to a Service Provider with respect to his, her or its Profits Interest (exclusive of amounts paid or distributed to such Service Provider as guaranteed payments or compensation for services) shall be limited to the sum of (A) such Service Provider's Percentage Interest in Profits arising from the ordinary operations of the Company after the date such Profits Interest was issued and (B) such Service Provider's share of Capital Transaction Proceeds in excess of the Distribution Threshold.

3.4.5 *Restricted Interests Treated as Outstanding.* In accordance with Revenue Procedure 2001-43, if the Company issues a Restricted Interest to a Service Provider, the Company will treat the Service Provider as the owner of the Restricted Interest from the date of grant, notwithstanding that all or a portion of the Restricted Interest is subject to a risk of forfeiture, and Profits and Losses will be allocated to the Service Provider as if the Restricted Interest was fully vested. Notwithstanding the foregoing, the amount of distributions made under Article 6 hereof with respect to a Restricted Interest which has not yet vested at the time such distributions are made shall be limited to the product of (i) the taxable income allocated by the Company with respect to the Restricted Interest and (ii) Presumed Tax Liability of the Service Provider. To the extent the amount distributed to a Service Provider with respect to a Restricted Interest is withheld as a result of the foregoing limitation, such withheld amount shall be held by the Company on behalf of the Service Provider and shall be distributed to the Service Provider as the Restricted Interest becomes vested, but shall be forfeited to the Company to the extent the Restricted Interest is forfeited prior to vesting.

3.4.6 *Admission as Member.* Notwithstanding anything in this Agreement to the contrary, a Service Provider to whom a Profits Interest is issued shall be admitted to the Company as a Member upon execution and delivery by such Service Provider of a counterpart copy of this Agreement and such other documents as the Board of Managers shall require. The Board of Managers shall maintain and update from time to time a schedule that reflects the issuance and forfeiture of Profits Interests. The Board of Managers shall not be required to deliver copies of such schedule or any version of Schedule I to any Class B Members.

3.5 Issuance of Additional Securities.

3.5.1 Prior to the Company issuing any additional Equity Securities to any Person, the Founders shall have a right to subscribe for or to purchase their pro rata share of any Equity Securities which the Company may hereafter issue or sell (collectively, "*Offered Securities*"); provided that Offered Securities shall not include: (i) the issuance of any Units as a distribution to holders of Units, or upon any subdivision or combination of Units, or in connection with Unit splits, recapitalizations and similar events; (ii) the issuance of any Units upon conversion of convertible Units; (iii) the issuance of Class B Units (subject to appropriate adjustment for splits, dividends, recapitalizations and similar events occurring after the date of this Agreement), issued or issuable to Service Providers pursuant to any plan, agreement or arrangement approved by the Board of Managers; (iv) the issuance of any Equity Securities pursuant to the acquisition of the business of another Person by the Company by merger, purchase of all or substantially all of the assets or otherwise; (v) the issuance of Equity Securities pursuant to or in connection with any business partnering arrangement, joint venture or licensing arrangement, with a non-affiliate; (vi) the issuance of Equity Securities in connection with an unaffiliated equipment lease, financing or

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bank or other institutional debt arrangement into which the Company may enter; or (vii) the issuance of Equity Securities by the Company in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "*Securities Act*").

3.5.2   In the event the Board of Managers decide that the Company shall issue and sell Offered Securities, they shall give written notice of such determination to each Founder (the "*Funding Notice*"). Each Funding Notice shall state (i) the aggregate amount of additional funds determined by the Managers to be raised by the Company (the "*Additional Funding Amount*"); (ii) the purpose or purposes for which such funds are to be used; (iii) each Founder's Pro Rata Share of the Offered Securities (a Founder's "*Pro Rata Share*" of Offered Securities is the ratio of (x) the number of Class A Units held by such Founder as of the date of the offer to (y) the aggregate number of Class A Units (calculated as aforesaid) held on such date by all Founders; (iv) a description of the rights and privileges of the Offered Security and if the Offered Securities consist of more than one type of security or instrument (*e.g.* a Unit and a warrant) whether they are divisible or offered only as a package; (v) the purchase price per unit; (vi) the proposed purchasers of such Offered Securities, if known; and (vii) such other terms and conditions with respect to the sale of the Offered Securities (including the manner in which, and time by which, the Founders are to notify the Board of Managers of their decision to participate in such financing), which shall not be less than twenty (20) days from the receipt of the Funding Notice, that the Board of Managers determine to be appropriate. Any purchase of Offered Securities by Founders under this Section 3.5 shall be conducted in the manner provided, and shall otherwise be governed, by the Funding Notice and as is otherwise provided in this Agreement.

3.5.3   Each Founder shall have the right, for the number of days set forth in the Funding Notice (the "*Offer Period*"), to purchase or acquire his or her pro rata share of the Offered Securities at the price and upon the other terms specified in the Funding Notice. The Funding Notice shall constitute an irrevocable offer to sell the Offered Securities until the expiration of the Offer Period. To accept an Offer, in whole or in part, each Founder must deliver a written notice (a "*Notice of Acceptance*") to the Company prior to the end of the Offer Period, setting forth all or such portion of such Founder's Pro Rata Share of the Offered Securities that each Founder elects to purchase and whether such Founder elects to participate in the "over-subscription right" described in the next sentence of this Section 3.5.3. If any Founders do not purchase their entire Pro Rata Share of such Offered Securities pursuant to this Section 3.5.3, the Company shall promptly deliver a notice to each Founder who has purchased his or her entire Pro Rata Share of such Offered Securities (a "*Fully Subscribed Member*") stating the number of Offered Securities with respect to which the right of first refusal is not being exercised and such Fully Subscribed Member's Pro Rata Share of such Offered Securities (calculated as set forth above, except with respect to clause (B) of such calculation, such amount shall include only the aggregate number of shares of Class A Units (calculated as set forth above) held on such date by all Fully Subscribed Members), and such Fully Subscribed Member may, within five (5) business days from the date on which the Company delivers such a notice, agree to purchase his or her pro rata share of the remaining Offered Securities.

3.5.4   The Company shall have one hundred twenty (120) days from the expiration of the Offer Period to issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given, to (i) if the proposed purchasers were set forth in the

Funding Notice, only to such named proposed purchasers or (ii) otherwise to any Accredited Investor but only upon terms and conditions (including, without limitation, price per Unit) which are not materially more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Funding Notice.

3.5.5 Upon the closing of the issuance of the Offered Securities that are not purchased by the Founders hereunder (if any), the Founders shall acquire from the Company and the Company shall issue to the Founders the number of Offered Securities specified in the Notice of Acceptance, upon the terms and conditions specified in the Funding Notice. The purchase by the Founders of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Founders of a purchase agreement and other agreements and instruments relating to such Offered Securities that are satisfactory in form and substance to the Founders and their counsel.

3.5.6 Any Offered Securities that are not acquired by the Founders or other Persons in accordance with Section 3.5.4 may not be issued, sold or exchanged until they are again offered to the Founders under the procedures specified in this Section 3.5.

3.6   Authority. With the authority granted to them under this Agreement, the Board of Managers shall have the exclusive right to direct the business and affairs of the Company, subject to Section 4.1.2. The Members hereby consent to the exercise by the Board of Managers of the powers conferred on them by this Agreement. Except as otherwise stated in this Agreement or required under the Act, no Member (other than any Member serving as a Manager, officer or employee of the Company and then only in his or her capacity as such) shall participate in or have any control over the Company's business or have any right or authority to act for or bind the Company.

3.7   Absence of Liability. Except as expressly provided under the non-waivable provisions of the Act, the Members shall have no personal liability for the losses, debts, claims, expenses, judgments, penalties or encumbrances of or against the Company or its property whether arising in contract, tort or otherwise solely by reason of being a Member or Manager of the Company. Except as otherwise provided in this Agreement, a Member's liability (in its capacity as such) for debts, liabilities and losses of the Company shall be such Member's share of the Company's assets; provided that a Member shall be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company, except to the extent constituting fraud, gross negligence or willful misconduct by such Members.

3.8   No Meetings of the Members. Except as otherwise stated in this Agreement or required under the Act, there shall be no required meetings of the Members.

3.9   Action Without Meeting. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice and without a vote, if Members holding Class A Units sufficient to authorize such action at a meeting at which all of the Members entitled to vote thereon were present and voted consent thereto in writing as provided herein. Such consents shall be delivered to the Board of Managers by hand or by certified or registered mail, return receipt requested, or by nationally recognized overnight courier service, for filing with the Company records.

3.10   Provision of Services; Payment of Expenses. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless pursuant to a contract with the Company, or unless otherwise approved by the Board of Managers, no Member shall be entitled to compensation for services performed for the Company, reimbursement for expenses incurred or advances of funds made, in the Member's capacity as a Member; *provided, however*, that a Member or its Affiliate who is also a Manager and employees of the Company are entitled to the compensation for their services rendered to the Company as is set for them by the Board of Managers.

3.11   Additional Members. Subject to Sections 3.4 and 3.5, the Company may, upon the written consent of the Board of Managers, issue Equity Securities in the Company, from time to time, on such terms and conditions and for such Capital Contributions or services as the Board of Managers shall determine in good faith. The issuance of Units may be either directly from the Company or upon the exercise of warrants, options or other instruments issued by the Company, pursuant to which the holder thereof has the right to acquire Units. Such Persons who receive Units shall be additional Members ("*Additional Members*"). As a condition to acquiring Units in the Company, each Additional Member shall execute an agreement to be bound by the terms and conditions of this Agreement. Upon the admission of any Additional Member, the Board of Managers shall cause Schedule I to be amended to reflect the issuance of such additional Units.

3.12   Loans and Other Business Transactions. Any Member may, at any time, make a loan to the Company in any amount and on those terms upon which the Board of Managers and such Member agree. Members may also transact other business with the Company with the approval of the Board of Managers and, in doing so, they shall have the same rights and be subject to the same obligations arising out of any such business transaction as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar business transaction with the Company.

3.13   Confidentiality. By virtue of being a Member of the Company, a Member may, from time to time, receive Confidential Information (as hereinafter defined) about the Company or its Affiliates. Each Member agrees to take all reasonable steps to prevent disclosure of Confidential Information and not use any Confidential Information, except as may be necessary for the limited purposes set forth in this Agreement or as the Board of Managers may otherwise consent; *provided* that no provision of this Agreement shall be construed to preclude such disclosure of Confidential Information as may be required by court order. In the case that Confidential Information shall be required by court order, the affected Member shall give written notice to the Board of Managers prior to making such disclosure and shall reasonably cooperate with the Company in limiting any disclosure to the least extent necessary to comply with the court order. For purposes of this Agreement, "*Confidential Information*" shall mean all information (whether merely remembered or embodied in a tangible or intangible form) pertaining to the business, products, services or technology of the Company or its Affiliates that is not generally known to the public; provided that Confidential Information shall not include any information that is in the public domain at the time of disclosure or enters the public domain following disclosure through no fault of the Member. A Member shall be permitted to disclose Confidential Information if such disclosure (i) is required pursuant to any applicable law, regulations or court order; (ii) is to or used by such Member's attorneys, auditors, professional consultants; (iii) is disclosed in connection with any litigation or disputes involving that Member; *provided* that, in the case of subsection (ii), such Member shall cause each Person receiving such Confidential Information to be informed that such Confidential Information is strictly confidential in accordance with the terms of this Agreement, is subject to this Agreement and to agree not to disclose or use such information except as provided herein, and the Member shall cause the Company to be a third party beneficiary of the agreement with such Person.

3.14   Non-Compete. In light of each Member's access to Confidential Information, each Member hereby agrees that, during the period of his, her or its ownership of Membership Interests of the Company and for a period of one (1) year, running consecutively, beginning on the later of the last day of the Member's ownership of Membership Interests (the "***Restricted Period***"), such Member shall not (a) render services or give advice to, or affiliate with (as employee, partner, consultant, or otherwise), or (b) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control, or participate in the ownership, management, operation, or control of, any Competitor or any division or business segment of any Competitor. For purposes of this Section 3.14, "***Competitor***" means any other Person engaged, directly or indirectly, in whole or in part, in the same or similar business as the Company, including those engaged in the business of breastmilk cooling and storage systems.

ARTICLE 4
MANAGEMENT

4.1   Management Vested in the Board of Managers.

4.1.1   The business and affairs of the Company shall be managed exclusively by a board of Managers (the "***Board of Managers***"), who shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and objectives, except for such matters as are exclusively vested in the Members under the Act or by this Agreement. Except as otherwise provided by resolution adopted by the Board of Managers, the Managers may act only collectively as a board and by resolution duly adopted. Individual Managers shall only have such authority and perform such duties as the Board of Managers may, from time to time, delegate to them. Unless authorized to do so by this Agreement or by the Board of Managers, no employee, attorney-in-fact or other agent of the Company shall have any power or authority to bind the Company.

4.1.2   Notwithstanding anything to the contrary contained in this Agreement or the Act, the Board of Managers shall not have authority without first obtaining the affirmative vote or written approval of the Founders to:

(a)   Modify the size of the Board of Managers;

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(b)   Create or authorize the creation of, or issue or obligate to issue, any additional Membership Interests;

(c)   Purchase or redeem any Membership Interests of the Company other than (i) redemptions of Membership Interests as expressly authorized herein and (ii) repurchases of Membership Interests from former employees, officers, directors, consultants or other persons who performed services for the Company in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

(d)   Declare or file for Bankruptcy;

(e)   Amend, alter or repeal any provision of the Certificate or this Agreement (including any amendment to and/or restatement of this Agreement);

(f)   Dissolve or elect to dissolve the Company; and

(g)   Enter into any agreement or consummate a Sale of the Company.

4.2   Number, Election, Tenure and Qualifications; Resignation and Removal.

4.2.1   The Board of Managers of the Company initially shall be comprised of two (2) persons who shall be reasonably qualified to serve on the Board of Managers. The Managers shall be appointed by the Requisite Vote and initially shall be Amberlee Venti and Joseph Venti. A Manager shall hold office until his or her successor shall have been elected and qualified or until his or her death, resignation or removal as provided herein. Managers need not be Members of the Company.

4.2.2   Any Manager appointed pursuant to this Agreement may resign at any time upon written notice given to the Members. A Manager may be removed by action of the Requisite Vote, with or without cause, at any time upon written notice to such Manager. In the event of the death, resignation or removal of a Manager, the Requisite Vote shall promptly elect a replacement Manager, subject to the terms of Section 4.2.1.

4.3   Actions of the Board of Managers.

4.3.1   *Meetings of Managers.* Meetings of the Managers may be called by or at the request of any Manager. The meetings of the Managers shall be held at the principal office of the Company, unless a majority of the Managers consents to another location.

4.3.2   *Participation by Electronic Means.* Any Manager may participate in a meeting of the Managers by means of a telephone conference or similar electronic communications process including video conferencing by means of which all Persons participating in the meeting can hear and speak to each other at the same time or in sequence, and participation in a meeting pursuant to this provision shall constitute presence at the meeting.

4.3.3   *Notice.* Notice of any meeting of the Managers shall be given at least one (1) day prior thereto in the manner specified in Section 10.1 hereof. Such notice shall be deemed to be delivered at the time specified in Section 10.1 hereof. Any Manager may waive notice of any meeting. The attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular meeting of the Managers needs to be specified in the notice or waiver of notice of such meeting. Notwithstanding the foregoing, when any notice is required to be given to any Manager, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

4.3.4 *Quorum/Manner of Acting.* A quorum for the transaction of business at any meeting of the Managers shall consist of a not less than a majority of the Managers then in office. If a quorum is not present at such meeting, a majority of the Managers present may adjourn the meeting from time to time without further notice. Unless otherwise provided herein or by the Certificate, any action required or permitted to be taken at a meeting of the Managers shall require the affirmative vote of a majority of the Managers then in office.

4.3.5 *Action by Managers Without a Meeting.* Any action required or permitted to be taken at a meeting of the Managers, may be taken without a meeting if a consent, in writing, setting forth the action so taken shall be signed by all of the Managers then in office and such consent is included in the minutes or filed with the Company records.

4.3.6 *Exception.* Notwithstanding anything herein to the contrary, if the Board of Managers of the Company is comprised of one (1) person, the Board of Managers shall not be obligated to call any meetings or provide notice of any meetings.

4.4 Officers; Delegation and Duties. The Company may have such officers as shall be necessary or desirable to conduct its business as determined by the Board of Managers. The Board of Managers may appoint a Member or other Person to serve as an officer of the Company. The Board of Managers may assign titles to the officers it appoints. Unless the Board of Managers decides otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board of Managers. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers. The officers, in the performance of their duties as such, shall owe to the Members duties of loyalty (including good faith) and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the Commonwealth of Pennsylvania.

4.5 Limitation of Liability. Notwithstanding anything contained herein to the contrary, to the fullest extent permitted by applicable law, no Manager shall have any liability to the Company by reason of being or having been a Manager, provided that this Section 4.5 shall not limit a Manager's liability if an adverse judgment or other final adjudication establishes that the Manager's acts or omissions were in bad faith or involved intentional misconduct, or the Manager gained financial or other advantages to which she was not entitled. In performing a Manager's duties, a Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements, in each case prepared or presented by the agents or employees of the

Company, or counsel, public accountants or other Persons, as to matters that a Manager believes to be within their respective professional or expert competence.

4.6   No Exclusive Duty to Company; Other Activities. No Manager shall be required to manage the Company as his or her sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Nothing herein shall be construed to prohibit any Manager or Member, or any of their respective Affiliates from, either individually or together with one or more other Persons from engaging or investing in, and devoting his or her time to, any other business venture or activity of any nature and description (independently or with others) provided that such activities are not competitive with the business of the Company. Neither the Company nor any Member shall have any right by virtue of this Agreement, or the relationship created hereby, to participate in any joint venture or activity of any Member (or to the income or proceeds derived therefrom), and the pursuit thereof.

4.7   Indemnification and Liability of the Managers and Officers.

4.7.1   The Company shall indemnify and hold harmless each Member, Manager and officer of the Company (individually, an "*Indemnitee*") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the activities of the Company; *provided, however*, that the provisions of this Section 4.7 shall not provide indemnification for, or eliminate or limit the liability of, a Person if (i) such Person's acts or omissions were committed in bad faith, (ii) such Person's acts or omissions involved intentional misconduct or a knowing violation of law, (iii) such Person personally gained in fact a financial profit or other advantage to which such Person was not legally entitled, or (iv) such Person breached his or her duty of loyalty to the Company or its Members. The termination of an action, suit or proceeding by judgment, order, settlement, or upon a plea of *nolo contendere* or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in clauses (i), (ii), (iii) or (iv) above.

4.7.2   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 4.7 shall be timely advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of a written commitment by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Indemnitee is not entitled to be indemnified as authorized in this Section 4.7.

4.7.3   Any indemnification provided hereunder shall be satisfied solely out of the assets of the Company, as an expense of the Company. No Person shall be subject to personal liability by reason of these indemnification provisions.

4.7.4   The provisions of this Section 4.7 are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Person.

4.7.5 No Manager or officer of the Company shall be liable to the Company or any Member for any losses sustained or liabilities incurred as a result of any act or omission of any such Person, unless (i) such Person's acts or omissions were committed in bad faith, (ii) such Person's acts or omissions involved intentional misconduct or a knowing violation of law, (iii) such Person personally gained in fact a financial profit or other advantage to which such Person was not legally entitled, or (iv) such Person breached his or her duty of loyalty to the Company or its Members.

4.7.6 To the extent that a Member or any Affiliate thereof, or any officer, director, employee or agent of any of the foregoing or of the Company (each, a "***Responsible Party***") has, at law or in equity, duties (including, without limitation, fiduciary duties) to the Company or its Members, any such Responsible Parties acting in accordance with this Agreement shall not be liable to the Company, any Member, or any such other Person for his or her good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties of a Responsible Party otherwise existing at law or in equity, are agreed by all parties hereto to replace such other duties to the greatest extent permitted under applicable law.

4.7.7 Whenever a Member, in his, her or its capacity as such, is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing: (a) in his, her or its discretion, under a similar grant of authority or latitude, or without an express standard of behavior (including, without limitation, standards such as "reasonable" or "good faith"), then such Member shall be entitled to consider only such interests and factors, including his, her or its own, as he, she or it desires, and shall have no duty or obligation to consider any other interests or factors whatsoever, or (b) with an express standard of behavior (including, without limitation, standards such as "reasonable" or "good faith"), then such Member shall comply with such express standard but shall not be subject to any other, different or additional standard imposed by this Agreement or otherwise applicable law.

4.7.8 Any officer or Manager may consult with counsel and accountants in respect of Company affairs, and provided such Person acts in good faith reliance upon the advice or opinion of such counsel or accountants, such Person shall not be liable for any loss suffered by the Company or any Member or any holder of Equity Securities (in his, her or its capacity as such) in reliance thereon.

4.7.9 The right to indemnification and advancement and payment of expenses conferred in this Section 4.7 shall not be exclusive of any other right which a Manager, officer or other Person indemnified pursuant to this Section 4.7 may have or hereafter acquire under any law (common or statutory), provision of the Certificate or this Agreement, agreement, vote of Members or disinterested Managers or otherwise.

4.7.10 The Company may purchase and maintain insurance, at its discretion, to protect itself and any Person who is or was serving as a Manager, officer or agent of the Company or is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Section 4.7.

4.7.11 If this Section 4.7 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager, officer or any other Person indemnified pursuant to this Section 4.7 as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the fullest extent permitted by any applicable portion of this Section 4.7 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE 5
CAPITAL; CAPITAL ACCOUNTS

5.1 Capital Contributions; Capital Account Balances. The Board of Managers shall be responsible for maintaining accurate Company records, including the names, addresses, Capital Contributions, Capital Account balances, Unit allocation and Percentage Interests of the Members. As of the date hereof, the Members' respective names, addresses, initial Capital Contributions, Unit allocations and Percentage Interests in the Company are set forth on Schedule I.

5.2 Additional Capital Contributions. Except for their respective initial Capital Contributions to the Company, if any, no Member shall be required to make any Capital Contributions to the Company or be obligated or required under any circumstances to restore any negative balance in his, her or its Capital Account, whether upon the liquidation of the Company or otherwise.

5.3 No Interest On Capital Contributions. Members shall not be paid interest with respect to Capital Contributions.

5.4 No Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive the return of any Capital Contribution upon withdrawal from the Company.

5.5 Capital Accounts. A separate Capital Account shall be maintained for each Member.

ARTICLE 6
PROFIT, LOSS AND DISTRIBUTIONS

6.1 Tax Distributions.

6.1.1 For each Allocation Year the Company may, not later than ninety (90) days following the end of such Allocation Year, distribute to each Member, with respect to such Allocation Year, an amount equal to such Member's Presumed Tax Liability for such Allocation Year (a "**Tax Distribution**").

6.1.2 All amounts otherwise required to be distributed to a Member with respect to any Allocation Year pursuant to this Section 6.1 shall be reduced by any distributions made pursuant to Section 6.2 for such Allocation Year or prior to the expiration of the ninety (90) day period following the end of such Allocation Year.

6.1.3   Any amount distributed pursuant to this Section 6.1 will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 6.2 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 6.2 in the order such amounts would have otherwise been distributable.

6.1.4   The Company may distribute Tax Distributions in quarterly installments on an estimated basis prior to the end of an Allocation Year, but if the amounts distributed by the Company as estimated quarterly Tax Distributions exceed the greater of (i) the amount of Tax Distributions to which such Member is entitled for such Allocation Year or (ii) the total amount of other distributions to which such Member is entitled in such Allocation Year, then the Member shall, within fifteen (15) days after the tax return for such Allocation Year is filed, return such excess to the Company and such excess will be treated as a distribution to such Member pursuant to Section 6.2 until it is returned (or if for any reason such excess is not returned, then such excess will be set off against any future distributions to which such Member otherwise would have been entitled pursuant to Section 6.2).

6.1.5   The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld. All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 6.1.5 for all purposes under this Agreement and shall be treated as a Tax Distribution for the purpose of Section 6.1.1.

6.1.6   Upon written notice to the Company, a Member may waive the right to receive all or any portion of a Tax Distribution to which it would otherwise be entitled pursuant to this Section 6.1.

6.2   Distributions.

6.2.1   *Distributions from Operations*. The Company shall distribute at such times and in such amounts as determined by the Board of Managers in its sole discretion, the Distributable Cash From Operations, if any, among the Members in proportion to their relative Percentage Interest. With respect to the distributions pursuant to this Section 6.2.1, the Board of Managers may limit or remove (in its sole discretion) the right of one or more Class B Members to receive any distributions of Distributable Cash from Operations pursuant to the terms of the plan or agreement so awarding or granting such Class B Units.

6.2.2   *Distributions of Capital Transaction Proceeds*. Capital Transaction Proceeds shall be distributed within a reasonable time following the approved Capital Transaction to which the Capital Transaction Proceeds relate to the Class A Members and Class B Members

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in proportion to their respective Percentage Interests; *provided* that, any Member who holds a Class B Unit designated as a Profits Interest (a "***Profits Interest Member***") that is subject to a Distribution Threshold (a "***Distribution Threshold Unit***") shall not participate in distributions pursuant to this Section 6.2.2 until the aggregate distributions to the other Members under this Section 6.2.2 equal the Distribution Threshold applicable to the Distribution Threshold Units of such Profits Interest Member. Until any such Distribution Threshold is reached, the Percentage Interests of the other Members shall be determined without regard to the Distribution Threshold Units, until the Distribution Threshold Units become entitled to distributions pursuant to this Section 6.2.2.

6.3   Allocation of Profit or Loss.

6.3.1   Profit and Loss shall be determined and allocated with respect to each Allocation Year of the Company as of the end of such year. Subject to the other provisions of this Agreement, an allocation to a Member of a share of Profit or Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Profit or Loss.

6.3.2   Subject to Section 6.4, Profit or Loss for each Allocation Year shall be allocated to the Members in amounts that would result in Capital Account balances for each Member to equal the amount required to be distributed pursuant to Section 6.2.2 to such Member in accordance with the priority and manner provided therein on a hypothetical liquidation of the Company. In determining the amounts distributable to the Members under Section 6.2.2 upon a hypothetical liquidation, it shall be presumed that (i) all of the Company's remaining assets are sold at their respective values reflected on the books of account of the Company, determined in accordance with Section 704(b) of the Code and the Treasury Regulations thereunder ("***Book Value***"), without further adjustment, (ii) payments to any holder of a nonrecourse debt are limited to the Book Value of the assets securing repayment of such debt, (iii) all Units are vested, and (iv) the proceeds of such hypothetical sale are applied and distributed in accordance with Section 6.2.2 hereof.

6.3.3   The parties intend that the allocation provisions of this Section 6.3 shall produce Capital Account balances of the Members that will be consistent with the distribution provisions of Section 6.2.2. Notwithstanding anything to the contrary in this Agreement, to the extent the Board of Managers determines that the allocation provisions of this Section may fail to produce such Capital Account balances, (i) such provisions shall be amended by the Board of Managers to the extent necessary to produce such result and (ii) Profit or Loss and other items of income, gain, loss, credit and deduction of the Company for the most recent open year (or items of income, gain, loss, deduction, and Code Section 705(a)(2)(B) expenditures of the Company for such years) shall be reallocated among the Members to the extent it is not possible to achieve such results with allocations of Profit or Loss (or items of income, gain, loss, deduction, and Code Section 705(a)(2)(B) expenditures) for the current year and future years, as determined by the Board of Managers, subject to any requirements of the Code and the Treasury Regulations.

6.4   Regulatory Allocations.

6.4.1   *Impermissible Deficits and Qualified Income Offset.* No Member shall be allocated Losses or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit; instead, such items shall be allocated to the other Members in proportion to their respective Percentage Interests. If a Member for any reason (whether or not expected) receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year (other than an allocation under Section 6.4.2), in the amount and in proportions required to eliminate the excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.4.1 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement had been tentatively made as if this sentence was not contained in this Agreement. This Section 6.4.1 is intended to comply with, and shall be interpreted consistently with, the "alternate test for economic effect" and "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

6.4.2   *Minimum Gain Chargebacks.* In order to comply with the "minimum gain chargeback" requirements of Regulations Sections 1.704-2(f)(1) and 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in a Member's share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company taxable year, such Member shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with Regulations Sections 1.704-2(f)(1) and 1.704-2(i)(4) before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this Section 6.4.2 shall constitute a "minimum gain chargeback" and a "member nonrecourse debt minimum gain chargeback" under Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

6.4.3   *Contributed Property; Book-Ups.* In accordance with Code Section 704(c) and the Regulations thereunder, including Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted under Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to the asset shall take into account any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder. The Members agree to use the traditional method with curative allocations, as described in Regulations Section 1.704-3(c), for making Code Section 704(c) allocations.

6.4.4   *Code Section 754 Adjustment.* The Board of Managers may elect, pursuant to Code Section 754, to adjust the basis of the Company's property as permitted by Code Section 734(b) and Code Section 743(b). To the extent an adjustment to the adjusted tax basis of

16

any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his, her or its Membership Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

6.4.5 *Nonrecourse Deductions*. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Members in proportion to their Percentage Interests.

6.4.6 *Member Nonrecourse Deductions*. Any Member Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Member who bears the risk of loss with respect to the loan to which the Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

6.4.7 *Withholding*. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, local or foreign tax law shall be treated as amounts actually distributed to the affected Members for all purposes under this Agreement.

6.5 Liquidation and Dissolution.

6.5.1 Upon liquidation of the Company, the assets of the Company shall be distributed to the Members in accordance Section 6.2.2.

6.5.2 No Member shall be obligated to restore a Negative Capital Account; *provided, however,* to the extent that such Member has received a distribution in error or otherwise in violation of this Agreement or the Act, regardless of whether such Member had knowledge of such error or violation, such Member promptly shall return such distribution to the Company.

6.6 General.

6.6.1 Except as otherwise provided for in this Agreement, the timing and amount of all distributions shall be determined by the Board of Managers in its sole discretion. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled. Unless the Board of Managers otherwise determine, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Board of Managers. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 6.3 and shall be properly credited or charged to the Capital Accounts of the Members prior to the distribution of the assets in liquidation pursuant to Section 6.5.

6.6.2 All Profit and Loss shall be allocated and all distributions shall be made to the Members shown on the records of the Company to have been Members as of the last day of the Allocation Year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's Allocation Year is separated into segments, or if there is a Transfer during the taxable year, the Profit and Loss shall be allocated between the original Member and the successor transferee on the basis of the number of days each was a holder of a Membership Interest of the Company during the Allocation Year.

6.6.3 The Members may, upon the advice of the Company's tax counsel, amend this Article 6 to comply with the Code and the Regulations promulgated under Code Section 704(b); *provided, however,* that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

6.6.4 Solely for purposes of determining a Member's proportionate share of "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Company profits shall be based on its respective Percentage Interest.

6.6.5 The Members are aware of the income tax consequences of this Article 6 and agree to be bound by these provisions in reporting their shares of Profit, Losses, and other items for federal and state income tax purposes.

6.6.6 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Person on account of his, her or its Units (i) in violation of the Act or (ii) if such distribution would be in violation of or inconsistent with any loan documents relating to any indebtedness for money which has been borrowed by the Company. It is the intent of the Members that no distribution to any Member pursuant to Article 6 hereof shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member, and not of any other Member.

ARTICLE 7
TRANSFERABILITY OF MEMBER INTERESTS

7.1 Restrictions on Transfer of Membership Interests. Except for Transfers to Permitted Transferees in accordance with Section 7.10, no Member shall Transfer any Membership Interest held by such Member without full compliance with this Article 7. In addition to the foregoing, no Class B Member shall have the right to Transfer any Class B Units without the express written consent of the Founders (so long as they hold any Units) unless such Transfer is pursuant to Section 7.6 below.

7.2 Buy-Out Rights.

7.2.1 *Option to Purchase.* Upon the occurrence of any of the following events affecting or relating to any Member (an "***Impacted Member***"), such Impacted Member causing any of the following events shall give prompt written notice to the Company of the event, and upon receipt of such notice, or upon the Company receiving actual knowledge of any of the following events in the absence of such notice from the Impacted Member, the Company shall have the option, as determined by the Board of Managers, to purchase all or a portion of the Membership Interest held by such Impacted Member at such time in accordance with this Section 7.2:

(a) a Member shall purport to Transfer any Membership Interest held by such Member in violation of this Agreement, by operation of law (including by property settlement or divorce decree) or otherwise;

(b) the Membership Interest held by a Member shall be attached, levied upon or executed against in connection with the enforcement of any lien or encumbrance or otherwise be transferred by operation of law;

(c) an order for relief against a Member shall be entered in an involuntary case under the United States Bankruptcy Code, or a Member shall be adjudicated a bankrupt or insolvent, or an order shall be entered appointing a receiver or trustee for such Member's property or approving a petition seeking reorganization or other similar relief under the bankruptcy or other similar laws of the United States or any state or any other competent jurisdiction, or a Member shall file a petition, answer or other document seeking or consenting to any of the foregoing or otherwise seeking to take advantage of any debtor's act, or a Member shall make a general assignment for the benefit of his, her or its creditors;

(d) the termination by the Company of a Class B Member as a Service Provider or the termination by such Service Provider on his or her own volition;

(e) the death of a Member; or

(f) the incapacity of a Member.

7.2.2 *Exercise of Option.* The Company's option pursuant to Section 7.2.1 may be exercised by the Company at any time within sixty (60) days after the date on which the Company shall have received written notice or actual knowledge that such an event shall have occurred, and the purchase price shall be determined by a reputable third party appraiser selected by the Chief Executive Officer and subject to the approval of the Impacted Member (such approval may not be unreasonably withheld, conditioned or delayed) that is preferably experienced in valuing companies that provide services similar to that of the Company.

7.2.3 *Rights of Member.* If the Company shall not have determined to exercise such option in full within the period mentioned in Section 7.2.2, the Member or the assignee of or successor to the Member, as the case may be, effective as of the occurrence of any of the events set forth in Section 7.2.1 and unless and until such Person is admitted as a substitute Member, (i) shall be and remain a mere interest holder in the Company, shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive all or part of the share of Profits, Losses and distributions to which the assignor or predecessor would otherwise have been entitled, and (ii) shall not have any right to vote on matters coming before the Members, participate in management of the Company, act as an agent of the Company, attend meetings of the Members, inspect Company books and records, have access to any other information of the Company (except to the extent necessary to prepare the Person's state and federal income tax returns) or demand an accounting with respect to the Company.

7.2.4 *Rights of Transferees Pending the Exercise or Expiration of Options*. If any Membership Interest shall be transferred in a transaction or by reason of an event which gives rise to an option exercisable by the Company to purchase such Membership Interest, the transferee thereof shall not be entitled to vote such Membership Interest or otherwise to exercise any of the rights of a registered holder thereof until the time shall have expired (i) for the exercise of such option or (ii) if such option shall be exercised, for the completion of settlement of such purchase.

7.2.5 *Settlement for Purchase of Membership Interest*. Settlement for any purchase of Membership Interests pursuant to this Section 7.2 shall take place at the principal office of the Company within sixty (60) days after such option shall have been duly exercised.

7.2.6 *Payment of the Purchase Price*. At the settlement for the purchase of a Membership Interest pursuant to this Section 7.2, the purchase price may be paid by the Company at its option over a period of five (5) years, in twenty (20) equal consecutive quarterly installments, with the first such installment due on the date that is three (3) months after such settlement (the "*Settlement Date*"), with interest to accrue from and including the Settlement Date on the unpaid balance at the Prime Rate.

7.3   Right of First Refusal.

7.3.1 *Selling Member's Notice*. If any Member desires to Transfer some or all of its Membership Interest (for purposes of this Section 7.3, such person shall be referred to as a "*Selling Member*") and obtains a bona fide written offer for the purchase of all or any portion of such Member's Membership Interest, such Selling Member shall give written notice thereof (the "*Selling Member's Notice*") to the Company, stating: (i) the identity of the proposed transferee and a description of the Membership Interest proposed to be transferred (the "*Offered Interest*"); (ii) the value of the consideration to be received by the Selling Member therefor; and (iii) the other terms and conditions of such transaction, and the Selling Member will offer to sell the Offered Interest to the Company or its designees at the price and on the same terms and conditions as in the Selling Member's Notice.

7.3.2 *Company's Right to Purchase*. Upon receipt of the Selling Member's Notice, the Company shall have thirty (30) days to determine whether the Company shall purchase all or a portion of the Offered Interest. The offer to purchase the Offered Interest shall be deemed rejected unless, within thirty (30) days after the receipt of the Selling Member's Notice by the Company, the Company gives the Selling Member a notice of acceptance of the offer to sell all or a portion of the Offered Interest. All decisions made by the Company under this Section 7.3 shall be made by the Board of Managers without participation of the Selling Member (if the Selling Member is a Manager).

7.3.3 *Class A Member's Right to Purchase.* If the Board of Managers determines that the Company shall purchase none or less than all of the Offered Interest, the Company shall provide written notice to the Class A Members (such Class A Members being the "***Other Members***") of its receipt of such Selling Member's notice, including a copy thereof, and the availability for purchase by the Other Members of such of the Offered Interest of the Selling Member as to which the Company shall not have exercised its option. The Other Members who desire to purchase some or all of the available Offered Interest shall provide a similar notice in writing to the Selling Member within thirty (30) days after the expiration of the period set forth in Section 7.3.2. If more than one Other Member desires to purchase all or a portion of the Offered Interest, then such Other Members will have the right to purchase their Pro Rata Share of the Offered Interest, or in such other proportion as they may mutually agree. If any of the Other Members do not purchase their entire Pro Rata Share of such Offered Interest pursuant to this subsection (c), the Selling Member shall promptly deliver a notice to each Other Member who has agreed to its entire Pro Rata Share of such Offered Interest (a "***Fully Subscribed Other Member***") stating the Offered Interest with respect to which the right of first refusal is not being exercised (the "***Remaining Interest***") and each such Fully Subscribed Other Member may within five (5) business days from the date on which the Company delivers such a notice, agree to purchase the Remaining Interest, provided that if more than one Fully Subscribed Other Member desires to purchase all or a portion of the Remaining Interest, then such Fully Subscribed Other Members will have the right to purchase the Remaining Interest in proportion to their respective Percentage Interests.

7.3.4 *Transfer of Remaining Offered Interest.* If the Company and the Other Members each fail to purchase the entire Offered Interest pursuant to the foregoing, then the Selling Member may sell or otherwise dispose of such of the Offered Interest that is not so purchased to the proposed transferee on the terms and conditions specified in the Selling Member's Notice within a period of thirty (30) days following the expiration of the time periods during which the Company and its designees and the Other Members were entitled to accept the offer to purchase the Offered Interest. If the Offered Interest shall not be so sold or otherwise disposed of by the Selling Member during such thirty (30) day period, the Offered Interest will again be subject to the restrictions of this Agreement.

7.4 Tag Along Rights. Subject to the provisions of this Agreement, if any Member (for purposes of this Section 7.4, such person shall be referred to as the "***Selling Member***") proposes to sell, exchange, or in any other manner dispose of any Units owned by such Selling Member (in one or more related transactions) in accordance with the provisions of this Article 7, other than to a Permitted Transferee, then such Selling Member shall give to the Company and the Founders (collectively, the "***Co-Sale Offerees***") a written notice (a "***Co-Sale Notice***") setting forth in reasonable detail the terms and conditions of such proposed transaction. Upon receipt of the Co-Sale Notice, the Co-Sale Offerees shall have the right and option to elect to sell, at the price and on the terms stated in the Co-Sale Notice, a pro rata portion of the total number of Units to be sold by the Selling Member (the "***Subject Interests***") equal to the product obtained by multiplying (i) the Subject Interests, by (ii) a fraction, the numerator of which is the number of Units held by such Co-Sale Offeree (calculated on a fully diluted basis, assuming the exercise of all outstanding options and warrants, and the conversion of all outstanding convertible securities), and the denominator of which is the sum of the total number of Units at the time owned by all Co-Sale Offerees wishing to sell Units pursuant to the terms hereof (calculated on a fully diluted basis, assuming the exercise of all outstanding options and warrants, and the conversion of all outstanding convertible securities). Any such election shall be made by written notice (a "*Co-Sale Election Notice*") to the Selling Member within fifteen (15) days after the date of the Co-Sale Notice. Thereupon, such Selling Member shall not sell any of the Subject Interests (i) except at the price and on the terms stated in its Co-Sale Notice and (ii) if any Co-Sale Offeree or Offerees shall have delivered a Co-Sale Election Notice as aforesaid, unless the Co-Sale Offerees shall have been afforded the opportunity to sell the applicable Units in respect of which such Co-Sale Election Notice shall have been delivered, at said price and on said terms. Any Subject Interests not sold pursuant to the provisions of this Section 7.4 shall again be subject to the restrictions contained in this Agreement and shall not thereafter be transferred, except in compliance with the applicable provisions of this Agreement.

7.5   Drag Along Right. If one or more Members propose to Transfer (in a sale consummated in a single Transfer or a series of related Transfers to a single purchaser or a group of purchasers as part of a single transaction, in each case so long as the purchaser or group is not an Affiliate of the transferring Member(s)) Membership Interests representing more than fifty percent (50%) of the aggregate number of Membership Interests then held by all Members (the "*Selling Majority Members*"), they shall have the right (the "*Drag Along Right*"), exercisable by notice (the "*Notice of Sale*") to the other Members ("*Minority Members*"), to require the Minority Members to sell all (but not less than all, unless the Selling Majority Members are selling less than all of their Membership Interest, in which case the Minority Members will be obligated to sell only the same proportion of their Membership Interest as such Selling Majority Members are selling) of the Membership Interest owned by the Minority Members to the purchaser (who shall be bona fide and named in the Notice of Sale, together with the terms and conditions of sale, which shall be arm's length), such sale to take place contemporaneously with, and on the same terms and conditions of, the sale of the Membership Interest by the Selling Majority Members. Each Minority Member shall be required to make to the purchaser substantially the same representations, warranties, covenants, indemnities and agreements as the Selling Majority Members agree to make in connection with such sale, and agree to the same conditions to such transaction as the Selling Majority Members agree (except that, in the case of representations, warranties, covenants, indemnities, agreements and conditions pertaining specifically to the Selling Majority Members, each Minority Member shall make comparable representations, warranties, covenants, indemnities and agreements and shall agree to comparable conditions, in each case to the extent applicable and pertaining specifically to itself and only to itself); *provided, however*, that, all representations, warranties, covenants, indemnities and agreements shall be made by the Members severally and not jointly, and any liability of the Members thereunder shall (A) be borne by each of them on a pro rata basis determined according to the aggregate proceeds to be received by them in connection with the sale, determined as herein provided, and (B) in no event exceed, with respect to each Member, the net proceeds to be paid to such Member in connection with the sale (it being understood and agreed that, with respect to representations, warranties, covenants, indemnities and agreements pertaining specifically to any Member, only such Member making such representations, warranties, covenants, indemnities and agreements shall have any liability in respect thereof, subject in all cases to the limitation set forth in clause (B) immediately above); *provided, however*, that (i) in no event will any Minority Member be compelled to accept consideration in such transaction for his, her or its Membership Interest other than cash or marketable securities; and (ii) if any holder of a Membership Interest is given an option as to the form and amount of consideration to be received, each holder of a Membership Interest will be given the same option.

7.6   Asset Sale. If the Board of Managers and the Founders approve a sale of all or substantially all of the assets of the Company to a third party in a bona fide, arm's length sale, then the Selling Majority Members may require the Minority Members to vote all of the Membership Interest of the Minority Members (to the extent any of such Membership Interest has voting rights) in favor of the asset sale and take such other actions, including executing any purchase agreements, indemnity agreements or related documents, as the Selling Majority Members may require in order to carry out the terms and provisions of this Section 7.6 subject at all times to the rights and the limitations on the liability of the Minority Members set forth in Section 7.5. In furtherance of the provisions of this Section 7.6, if thirty (30) days after receipt by a Minority Member of the Notice of Sale such Minority Member has not executed the purchase agreement or such other documents required to be executed by Section 7.5, such Minority Member hereby agrees to, and in such event hereby does irrevocably, appoint an officer designated by the Board of Managers as his, her or its agent and attorney-in-fact (with full power of substitution) to execute any such document including any document which by its terms conveys such Minority Member's Units.

7.7   Commercially Reasonable Efforts to Relieve Selling Member of Obligation for Company Debt. If the Company or any Member shall purchase the Membership Interest of any Member pursuant to this Agreement, such purchaser(s) shall cause to be terminated, on or before the date for settlement of such purchase, any contingent obligation of such Member (by guaranty, suretyship or otherwise) for indebtedness and other obligations of the Company.

7.8   Company and Member Action in Aid of Purchase. The Company will, and each Member will cause the Company to, take all such limited liability company action as may be necessary to enable the Company to purchase legally any Membership Interest for which it is required or has agreed to be purchased by it hereunder.

7.9   Transfer of Interests In General.

7.9.1   *Conditions to Transfer.* In addition to the other requirements of this Agreement, no Member shall be entitled to Transfer all or any part of such Member's Membership Interest unless all of the following conditions have been met (except to the extent waived by the Company): (i) the Company shall (at its option) have received an attorney's written opinion, in form and substance reasonably satisfactory to the Company, specifying the nature and circumstances of the proposed Transfer, and based on such facts stating that the proposed Transfer will not be in violation of any of the registration provisions of the Securities Act, or any applicable state securities laws; (ii) the Company shall have received from the transferee (and the transferee's spouse if such spouse will receive a community property interest in the Membership Interest) a counterpart signature page to, or a written consent to be bound by all of the terms and conditions of, this Agreement; (iii) the Transfer will not result in the loss of any license or regulatory approval or exemption that has been obtained by the Company, or result in a default under or breach or termination of any contract to which the Company is a party, and in each case that is materially useful in the conduct of its business as then being conducted or proposed to be conducted; and (iv) the Company is reimbursed upon request for its reasonable expenses in connection with the Transfer.

7.9.2 *Invalid Transfers*. Transfers in violation of this Section 7.9 or in violation of any other provision of this Article 7 or this Agreement shall be null and void ab initio and of no effect whatsoever.

7.10 Permitted Transfers. Subject to the requirements of Section 7.9.1, a Class A Member may Transfer all or a portion of the economic rights of its Membership Interest (i.e., the assignee shall be entitled to the distributions and allocations which the assigning Member would have been entitled with respect to such Membership Interest) to a Permitted Transferee, provided that such Permitted Transferee shall be entitled only to exercise the assigning Member's other rights under this Agreement, such as the right to vote, upon execution and delivery of a counterpart signature page to this Agreement and with the approval of the Board of Managers. For purposes of this Agreement, a "*Permitted Transferee*" of a Class A Member shall mean: (i) any parent, spouse, sibling, child or grandchild of such Class A Member; (ii) a trust, partnership, limited liability company or corporation of which the Class A Member is an Affiliate; (iii) any beneficiary of a Class A Member under such Class A Member's will; (iv) the equity holders of an entity Member or (v) another Class A Member. Any Permitted Transfer of all or any portion of a Class A Member's Membership Interest shall be effective no earlier than the date following the date upon which the requirements of this Agreement have been met.

7.11 Restrictions Continue After Transfer. After the effective date of any Transfer of all or a portion of a Member's Membership Interest in accordance with this Agreement, the Membership Interest so transferred shall continue to be subject to the terms, provisions and conditions of this Agreement and any further Transfers shall be required to comply with all of the terms, provisions and conditions of this Agreement. Any transferee of a Membership Interest shall take such Membership Interest subject to the restrictions on Transfer imposed by this Agreement.

7.12 Admission of Assignees as Substitute Members.

7.12.1 Notwithstanding any other provision of this Agreement, an assignee shall become a substitute Member only if and when each of the following conditions is satisfied:

(a) The assignor of the transferred Membership Interest sends written notice to the Board of Managers regarding the admission of the assignee as a substitute Member and setting forth the name and address of the assignee, the transferred Membership Interest, and the effective date of the Transfer; and

(b) The Board of Managers receive from the assignee (i) such information concerning the assignee's financial capacities and investment experience as may reasonably be requested by the Board of Managers, and (ii) written instruments (including, without limitation, copies of any instruments of Transfer and such assignee's consent to be bound by this Agreement as a substitute Member) that are in a form reasonably satisfactory to the Board of Managers.

7.12.2 Upon the admission of any substitute Member, Schedule I shall be amended to reflect the name, address and Membership Interest of such substitute Member and to eliminate or adjust, if necessary, the name, address and Membership Interest of the predecessor of such substitute Member.

7.13 Conversion of Company to a Corporation. If the Board of Managers determines that it would be in the best interest of the Members, or would materially facilitate or have a material favorable effect on the Company, to convert the Company from a limited liability company to a corporation (whether by conversion, merger or otherwise), then the Members shall, to the fullest extent permitted by law, effectuate such conversion. At such time, the Capital Accounts of the Members shall be adjusted as if the Company were liquidated pursuant to Article 8. Any conversion, reorganization, exchange or other transaction contemplated in this Section 7.13 shall be effected on a tax free basis to the Members and in a manner that protects the economic and governance rights of the Members, such that each Member shall retain the same economic interests in the corporation as such Member held in the Company and shall continue to have the same relative rights, privileges, preferences, contractual and governance rights and obligations relating to such economic interests as they had relative to their economic interests in the Company and shall have the same voting rights, consent rights and covenant protections that they enjoy with respect to the Company.

7.14 Transfer Fees and Expenses. The transferor and transferee of any Units or Unit Equivalents or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

ARTICLE 8
DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

8.1 Right to Cause Dissolution; Events of Dissolution.

8.1.1 No Member shall have the right to, and each Member shall not, cause the winding up of, or dissolution, termination or liquidation of the Company, or to petition a court for the winding up, dissolution, termination or liquidation of the Company. The Company shall not be dissolved by the transfer of a Member's Membership Interest or the admission of additional Members or substitute Members in accordance with the terms of this Agreement.

8.1.2 The Company shall be dissolved automatically and its affairs wound up, without further act, upon the happening of the first to occur of the following: (i) the written consent of the Board of Managers and the Requisite Vote; (ii) a Sale of the Company or (iii) the entry of a decree of judicial dissolution under Section 8871(a)(4) of the Act.

8.1.3 The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until a Certificate of Dissolution is filed pursuant to Section 8.3. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.2 Procedure for Winding Up and Dissolution. If the Company is dissolved, the Board of Managers shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Members who are creditors, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable

25

provision for payment thereof and including the satisfaction of all contingent, conditional and unmatured liabilities of the Company), and then to the Members in accordance with Section 6.2.2.

8.3   Filing of Certificate of Dissolution. Upon completion of winding up the affairs of the Company, the Board of Managers shall promptly cause to be filed with the Department of State of a Certificate of Dissolution pursuant to the Act.

8.4   Disassociation. Except as expressly provided herein, a Member who is dissociated from the Company shall not have the right under the Act to be paid the fair market value of such Member's Membership Interest as a result of the dissociation.

ARTICLE 9
BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

9.1   Maintenance of Books and Records. The Board of Managers shall keep or cause to be kept, at the Company's offices, or at such other place as it shall designate in a Notice to the Members, complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company's business.

9.2   Tax Year and Fiscal Year. The Company's taxable year and fiscal year shall each be its Allocation Years.

9.3   Tax Matters.

9.3.1   The Company shall elect to be treated as a partnership for all tax purposes.

9.3.2   The Board of Managers shall select a "*Partnership Representative*" of the Company pursuant to Code Section 6223(a), who shall initially be Joseph Venti. Any cost or expense incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. In any Allocation Year in which the Company is eligible to elect under Section 6221(b) to not have Subchapter C of Subtitle F, Chapter 63 apply, the Company shall so elect. In any Allocation Year in which the Company is not eligible to so elect, the following provisions shall apply:

(a)   The Partnership Representative shall take such actions as directed by the Board of Managers, including whether to file a petition in Tax Court, cause the Company to pay the amount of any tax adjustment to the Internal Revenue Service, or make the election under Code Section 6226. Upon an audit subject to this Section 9.3.2, the Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Partnership Representative and making elections and filing amended returns reasonably requested by the Partnership Representative, and by paying any applicable taxes, interest and penalties.

(b)   If the Company pays any imputed adjustment amount under Code Section 6225, the Board of Managers shall, in its sole discretion, determine the Member (or former Members) to whom such liability relates and their relative shares of such liability (each share, a "*Partnership Tax Share*"). Within sixty (60) days of receiving a final notice from the Internal

Revenue Service under Code Section 6225, the Board of Managers shall seek payment from the Members (including any former Member) for their respective Partnership Tax Shares, and each such Member hereby agrees to pay such Partner's Partnership Tax Share to the Company, and such amount shall not be treated as a Capital Contribution. Any Partnership Tax Share not paid by a Member (or former Member) within sixty (60) days from the notice provided by the preceding sentence shall be treated as a loan made by the Company to such Member (or former Member) and shall bear interest at a rate equal to the Prime Rate plus five percent (5%). Further, the Company shall offset a Member's rights to a distribution under Section 6.2 by such Member's unsatisfied Partnership Tax Share (plus accrued interest under the preceding sentence). Each Member acknowledges that, notwithstanding the Transfer of all or any portion of its Membership Interest in the Company, such Member shall remain liable for its Partnership Tax Share related to the Company's Allocation Years prior to such Member's Transfer. The obligations of each Member or former Member under this Section 9.3.3(b) shall survive any transfer or redemption of Units and the termination of this Agreement or the dissolution of the Company. The Members agree to indemnify and hold harmless the Board of Managers and the Partnership Representative and their affiliates with respect to any actions taken pursuant to this Section 9.3.3, except in the case of willful misconduct or gross negligence.

ARTICLE 10
GENERAL PROVISIONS

10.1   Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**Notice**") required or permitted under this Agreement must be in writing and shall be deemed to have been duly given and received (i) on the date of service, if a business day, when served personally or sent by electronic mail or facsimile transmission to the party to whom notice is to be given, otherwise on the next business day, (ii) on the fourth day after mailing, if mailed by first class registered or certified mail when mailed nationally, or by registered airmail when mailed internationally, postage prepaid, and addressed to the party to whom notice is to be given at the address set forth on Schedule I, or at the most recent address specified by written notice given to the other Members hereto, or (iii) on the next business day if sent by a nationally or internationally recognized courier for next day service and so addressed and if there is evidence of acceptance by receipt.

10.2   Specific Performance. The Members recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any Member who may be injured (in addition to any other remedies which may be available to that Member) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

10.3   Partition. Each Member irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

10.4   Complete Agreement. This Agreement constitutes the complete and exclusive agreement among the Members and supersedes all prior written and oral agreements, arrangements, statements and representations.

10.5   Amendments. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Requisite Vote. Any such written amendment or modification will be binding upon the Company and each Member; *provided, however,* that no amendment or modification shall materially and disproportionately impact any Member, cause any Member to personally guaranty any obligation of the Company, reduce the Capital Account of any Member, any Member's rights to distributions with respect thereto, any Member's interest in income and losses of the Company, or any Member's voting rights unless such Member has consented in writing to such amendment. Notwithstanding the foregoing, the Board of Managers shall amend Schedule I hereto at any time and from time to time to reflect the admission or withdrawal of any Member following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement without the consent of or execution by the Requisite Vote.

10.6   Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any principles of choice or conflicts of laws (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the Commonwealth of Pennsylvania.

10.7   Binding Provisions. This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other third-party. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or under any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

10.8   Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

10.9   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party's signature(s) is as effective as signing and delivering the counterpart in person. At the request of any party hereto, each other party hereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine or internet to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or the internet as a defense to the formation of a contract and each such party forever waives any such defense.

10.10 Waiver. No failure on the part of any Member to exercise, and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. In order for any waiver to be effective it shall be in writing and signed by the waiving Member.

10.11 Advice of Counsel. This Agreement has resulted from negotiation by the parties, and each party has had the opportunity to be represented by counsel with respect to this Agreement. In the event of ambiguity or otherwise, this Agreement shall not be construed against or in favor of any party on the grounds that counsel for such party was the draftsman of the Agreement or any particular part of it. The parties represent that the terms of this Agreement have been carefully read by them and that those terms are fully understood and voluntarily accepted by them.

10.12 Attorney's Fees. In the event that the Company institutes any legal suit, action, or proceeding, including arbitration, against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the Company shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by the Company in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

*   *   *   *   *

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, as of the date first written above.

COMPANY:

PIPPY SIPS LLC

By:  _____

Amberlee Venti
Chief Executive Officer

CLASS A MEMBER:

 _____

Amberlee Venti

 _____

Joseph Venti

PIPPY SIPS LLC

COUNTERPART SIGNATURE PAGE TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

The undersigned (the "*Member*"), by execution of this Counterpart Signature Page, hereby (a) acknowledges receipt of the Limited Liability Company Operating Agreement of Pippy Sips LLC dated as of _____, as it may be amended from time to time (the "*Operating Agreement*"), (b) represents to the other Members that it has read and fully understands the Operating Agreement, (c) that it has had an opportunity to consult with counsel and other advisors before entering into the Operating Agreement, (d) adopts and agrees to all of the terms and conditions set forth in the Operating Agreement, and (e) further authorizes the Board of Managers to attach this Counterpart Signature Page to the Operating Agreement and take such other actions as set forth in the Operating Agreement in order to make the Member a party to the Operating Agreement.

MEMBER:

_____
Print Name

_____
Signature

_____
Title

_____
Social Security No. or Employer I.D. No.

To be completed by the Company:

The Member holds: _____ Class A Units and/or _____ Class B Units.

Date: _____ __, _____.

PIPPY SIPS LLC

By: _____
Name:
Title:

SCHEDULE I

MEMBER SCHEDULE

As of May 12, 2017

Name and Address of Member	Capital Contribution	Number of Class A Units	Number of Class B Units	Total Number of Units	Percentage Interest	Voting Percentage Interest
Amberlee Venti 437 Hoffman Street Philadelphia, PA 19148	$8,500	50,000	--	50,000	50.00%	50.00%
Joseph Venti 437 Hoffman Street Philadelphia, PA 19148	$8,500	50,000	--	50,000	50.00%	50.00%
TOTAL:	$17,000	100,000	0	100,000	100.00%	100.00%

EXHIBIT A

DEFINED TERMS

"***Adjusted Capital Account Deficit***" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of any relevant Allocation Year, after giving effect to the following adjustments:

      (A)   the deficit shall be decreased by the amounts that such Member is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g) and 1.704-2(i)(5); and

      (B)   the deficit shall be increased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"***Affiliate***" shall mean, with respect to any Person, (i) any other Person directly or indirectly Controlling, Controlled By Or Under Common Control With such Person, (ii) any other Person owning or controlling 10% or more of the outstanding voting interests of such Person, (iii) any other Person of which such Person owns or controls 10% or more of the voting interests, or (iv) any officer, director, general partner, manager or trustee of such Person or any Person referred to in clauses (i), (ii) and (iii) above. For purposes of this definition, "control," when used with respect to any Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"***Allocation Year***" shall mean (i) the period commencing on the date of this Agreement and ending on December 31, 2017, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31 or (iii) any portion of the period described in clause (i) or (ii) for which the Company is required to allocate Profits, Losses and any other items of Company income, gain, loss or deduction pursuant to Article 6.

"***Bankruptcy***" shall mean, with respect to any Person: (i) the filing of an application by such Person for, or such Person's consent to, the appointment of a trustee, receiver or custodian of its assets; (ii) the entry of an order for relief with respect to such Person in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (iii) the making by such Person of a general assignment for the benefit of creditors; (iv) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver or custodian of the assets of such Person unless the proceedings and the trustee, receiver or custodian appointed are dismissed within one hundred twenty (120) days; or (v) the failure by such Person generally to pay such Person's debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of such Person's inability to pay its debts as they become due.

"***Capital Account***" shall mean the account to be maintained by the Company for each Member in accordance with the following provisions:

      (A)   to each Member's Capital Account there shall be credited such Member's Capital Contribution, the amount of any Company liabilities assumed by such Member or which are secured by property distributed to such Member, and such Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section 6.4 (other than Section 6.4.3); and

(B)   to each Member's Capital Account there shall be debited the amount of money and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company and such Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to such Member pursuant to the provisions of Section 6.4 (other than Section 6.4.3).

If any Membership Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Interest. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations.

"*Capital Contribution*" shall mean, with respect to any Member, the amount of money and initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Membership Interest held or purchased by such Member.

"*Class*" shall mean Class A, Class B and any other class of Units that may be established with respect to the Company in accordance with this Agreement.

"*Class A Member*" shall mean a Member that owns Class A Units.

"*Class A Units*" shall mean the Units held by the Class A Members, which Units shall be voting Units.

"*Class B Member*" shall mean a Service Provider admitted as a Class B Member and identified as a Class B Member on Exhibit A attached hereto and any Service Provider admitted as a Class B Member after the date hereof pursuant to the terms of this Agreement.

"*Class B Units*" shall mean the non-voting Units held by a Class B Member, which are Units not issued for Capital Contributions that are issued in exchange for services to the Company, and when issued, is intended to constitute a "profits interest" as that term is defined in Internal Revenue Service Revenue Procedure 93-27, 1993-2 CB 343, and the distribution provisions of this Agreement shall be interpreted in a manner consistent with such definition.

"*Code*" shall mean Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

"*Control*" (including the terms "*Controlling*," "*Controlled By*" and "*Under Common Control With*") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and/or policies of any Person, whether through the ownership of securities or otherwise.

"**Depreciation**" shall mean, for each Allocation Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis; *provided, however,* that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"**Distributable Cash From Operations**" shall mean, with respect to any period, the excess, if any, of (i) the sum of (A) total cash receipts of the Company from operations with respect to such period, exclusive of Capital Contributions or loans to the Company, and (B) the amount of any reduction in cash reserves previously established by the Board of Managers with respect to such period, over (ii) the sum of (A) total cash disbursements made by the Company, other than distributions to the Members, but including amounts, if any, which are paid to the Members as Tax Distributions or treated as "guaranteed payments" under Section 707(c) of the Code and (B) the amount, if any, of such cash receipts that the Board of Managers determines in good faith is to be reserved for the needs of the Company's business or activities.

"**Equity Securities**" shall mean any Unit or Unit Equivalent.

"**Founders**" shall mean Amberlee Venti and Joseph Venti.

"**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(A)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Board of Managers provided that the initial Gross Asset Values of the assets contributed to the Company pursuant to Article 5 shall be as set forth on Schedule I;

(B)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers as of the following times: (i) the acquisition of an additional Member in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for a Membership Interest in the Company; (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (i) and (ii) of this paragraph shall be made only if the Board of Managers reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(C)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Managers; and

(D)   The Gross Asset Values of any Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (D) of the definition of "Profits" and "Losses" or Section 6.4.4; *provided, however*, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (D) to the extent that an adjustment pursuant to subparagraph (B) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (D).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (B) or (D), such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"*Independent Third Party*" shall mean any Person who, immediately prior to a contemplated Sale of the Company, (i) does not directly or indirectly own Equity Securities of the Company representing more than a five percent (5%) Percentage Interest (on a fully diluted basis), (ii) who is not Controlling, Controlled By Or Under Common Control with another who directly or indirectly owns Equity Securities of the Company that when aggregated with such Person's Equity Securities represents more than a five percent (5%) Percentage Interest and (iii) who is not the spouse or descendent (by birth or adoption) of any Person who directly or indirectly owns Equity Securities of the Company representing more than a five percent (5%) Percentage Interest.

"*Liquidation Event*" shall mean (i) any dissolution, liquidation or winding up of the Company (but not including an event in which the business and ownership of the Company is to be continued in another form, such as a conversion of the Company to a corporation), (ii) any acquisition of the Company by means of merger or other form of reorganization in which outstanding Units of the Company are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary or (iii) a Sale of the Company as described in subsection (ii) of the definition of "Sale of the Company"; *provided* that a Liquidation Event shall not include any reorganization, merger or consolidation involving (A) only a change in the state of formation of the Company, (B) a merger of the Company with or into a wholly owned subsidiary of the Company where the outstanding Units of the Company immediately before such merger continue to represent greater than fifty percent (50%) of the aggregate voting power of the Company which is the survivor of such merger or (C) an acquisition by merger, reorganization or consolidation in which the Company is substantively the surviving entity and the resulting enterprise operates as a going concern in a business similar or related to the business of the Company, where the holders of the Units of the Company immediately before such merger, reorganization or consolidation continue to own more than fifty percent (50%) of the aggregate voting power of the enterprise which is the survivor of such merger.

"*Manager*" shall mean any Person serving at the time on the Board of Managers as a manager of the Company as provided in this Agreement.

"*Members*" and each, a "*Member*," shall mean each Person who (i) is identified as a Member on Schedule I, has been admitted to the Company as a Member in accordance with this Agreement, or is a successor or an assignee who has become a Member in accordance with Article 7, and (ii) has not withdrawn, been removed or, if other than an individual, dissolved.

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"*Member Nonrecourse Debt Minimum Gain*" shall have the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Regulations Section 1.704-2(i)(2) and determined in accordance with Regulations Section 1.704-2(i)(3).

"*Member Nonrecourse Deductions*" shall mean any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulations Section 1.704-2(i).

"*Membership Interest*" shall mean the entire legal and equitable ownership interest of a Member in the Company at any particular time, including (if and only if the same is provided for hereunder) the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision or action of or by the Members granted pursuant to the terms and provisions of this Agreement or the Act.

"*Minimum Gain*" shall have the meaning ascribed to the term "partnership minimum gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"*Negative Capital Account*" shall mean a Capital Account with a balance of less than zero.

"*Nonrecourse Deductions*" shall have the meaning ascribed to it in Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulations Section 1.704-2(c).

"*Percentage Interest*" shall mean, for any Member, the percentage obtained by dividing the number of Units allocated to such Member by the aggregate number of Units allocated to all Members. Except as otherwise specifically provided in this Agreement, the Percentage Interests of the Members shall be adjusted upon the admission of a Member, the withdrawal of a Member or any other event that alters the number of Units allocated to any Member.

"*Person*" shall mean an individual, a company, a corporation, a partnership, a limited liability company, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture or any other entity of whatever nature.

"*Presumed Tax Liability*" shall mean, for any Member for an Allocation Year, the aggregate amount of taxable income (including any tax items required to be separately stated under Code Section 703) allocated to such Member within such Allocation Year pursuant to this Agreement, multiplied by (i) for a Member that is an individual, the combined federal, state and local income tax rates, applicable during the Allocation Year for computing regular ordinary income tax liabilities (without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person residing in the highest bracket of taxable income, or (ii) for a Member that is a corporation (other than an S corporation as defined in Code Section 1361), the combined maximum state, federal and local income tax rates, adjusted for the federal deduction for state income taxes, applicable during the Allocation Year. For the purpose of making this determination, it shall be assumed that all Members are residents of Woodlyn, Pennsylvania.

"*Prime Rate*" shall mean a varying rate per annum that is equal to the interest rate published by *The Wall Street Journal* from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"*Pro Rata Share*" shall mean, with respect to any Member, a fraction determined by dividing (i) the number of Units owned by such Member as of such date by (ii) the aggregate number of Units as of the date of the offer held by all Members.

"*Profit*" and "*Loss*" shall mean, for each Allocation Year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(A)   all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(B)   any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(C)   any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(D)   in the event that the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (B) or (C) above within the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profit or Loss;

(E)   gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding the fact that the Gross Asset Value differs from the adjusted basis of the property for federal income tax purposes;

(F)   in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the Depreciation for such Allocation Year, computed in accordance with the definition of Depreciation;

(G)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Account as a result of a distribution other than in complete liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profit or Loss; and

(H)   notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 6.4 of this Agreement shall not be taken into account in computing Profit or Loss.

"***Profits Interests***" shall mean the Membership Interests represented by Class B Units that may be granted to Service Providers pursuant to Section 3.4 of this Agreement, which Membership Interests may be either Restricted Interests or Unrestricted Interests.

"***Requisite Vote***" shall mean, in connection with any vote, approval or consent of the Members, the affirmative vote, approval or consent of Members holding more than seventy-five percent (75%) of the Class A Units.

"***Restricted Interests***" shall mean Profits Interests which are subject to vesting or forfeiture provisions as determined by the Board of Managers.

"***Sale of the Company***" shall mean the sale of the Company to an Independent Third Party or a group of Independent Third Parties pursuant to which such party or parties acquire (i) all or substantially all of the issued and outstanding Units of the Company (whether by merger, consolidation or sale or Transfer or otherwise) or (ii) all or substantially all of the assets of the Company and its subsidiaries determined on a consolidated basis.

"***Service Provider***" shall mean any individual who performs material substantive services to or for the benefit of the Company, whether as an employee, officer, manager, consultant, independent contractor or in any other capacity. The term Service Provider shall only apply to a Member with respect to Class B Units held by such Member and shall not apply to such Member to the extent such Member owns Series Seed Units or Class A Units.

"***Transfer***" shall mean the sale, gift, assignment, pledge, grant of a security interest or other transfer, whether direct or indirect, or whether voluntarily or involuntarily (including by operation of law, on account of any Bankruptcy or other proceeding, judicial sale, divorce decree or otherwise), by a Member or its Affiliate of (i) all or any part of its Membership Interest or (ii) any other interest or rights in or granted by this Agreement, or the act of making such Transfer, as the context may require. For the avoidance of doubt the term "Transfer" is intended to include any voluntary action intended to create an interest in, or change the ownership of, any Membership Interest, or having the same effect, including but not limited to any sale, gift or exchange. However, such term does not include any sale, transfer or other disposition by the Company of any of its assets or any merger or consolidation of the Company with any other entity, whether or not as a result of such transaction any Membership Interest shall be converted into or become exchangeable for other securities of the Company or any other Person.

"***Unit***" or "***Units***" shall mean the unit or units issued to a Member under the terms of this Agreement as set forth on Schedule I, as amended from time to time, to evidence such Member's Membership Interest.).

"***Unit Equivalents***" shall mean any equity interest or security convertible or exercisable into or exchangeable for Units or any right, warrant or option to acquire Units or such convertible, exercisable or exchangeable Units, equity interests or securities.

"***Unrestricted Interests***" shall mean (i) Profits Interests which are not subject to any vesting or forfeiture provisions and (ii) Restricted Interests which have satisfied all applicable vesting provisions imposed by the Board of Managers.